Exhibit 99.3

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESIGNATION OF SUPERVISOR

PetroChina Company Limited (the “Company”) has been notified by Mr Chen Ming, Chairman of the Supervisory Committee of the Company, of his resignation as Supervisor due to age. In relation to his resignation, Mr Chen confirmed that he has no disagreement with the Board of Directors of the Company, the Supervisory Committee of the Company and the Company and there is no other matter that needs to be brought to attention of the shareholders of the Company. The resignation of Mr Chen will take effect after a new Supervisor has been elected at the extraordinary general meeting of the Company to be held at 9:00 a.m., 20 October 2011. Mr Chen will also cease to be the Chairman of the Supervisory Committee of the Company since then. The Board expresses its sincere gratitude to Mr Chen for his contribution to the Company during his term of office.

By order of the Board
PetroChina Company Limited Li Hualin Secretary to the Board

Beijing, the PRC

5 September 2011

As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

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